CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                October 17, 2014

VIA EDGAR
---------
Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


      Re:         PRE 14A: First Trust Exchange-Traded Fund
                 -------------------------------------------------

Dear Ms. Rossotto:

      With respect to its series, First Trust Value Line Equity Allocation Index Fund (the "Fund"), First Trust Exchange-Traded Fund (the "Trust") filed a Preliminary Proxy Statement (the "Proxy Statement") with the Securities and Exchange Commission (the "Commission") on September 24, 2014. This letter responds to comments with respect to the Proxy Statement that you provided in a telephone conversation with the undersigned on October 6, 2014. For your convenience, the substance of those comments has been restated below. The Trust's response to each comment is set out immediately under the restated comment. As discussed, this response letter is being submitted with the DEF 14A.

      COMMENT 1

      In the "Questions and Answers" section, the second [now the third] Q&A indicates that the Fund's benchmark is the Russell 3000(R) Index. Please explain supplementally why this index was chosen as the benchmark and, in particular, if it is because of its broad-based nature. In addition, please sub-divide the second Q&A into a few shorter Q&As.

      RESPONSE 1

      The Fund's investment adviser, First Trust Advisors L.P. ("FTA"), has confirmed that the Russell 3000(R) Index was chosen as the Fund's benchmark both because of its broad-based nature and the fact that it reflects small-cap, mid-cap and large-cap companies. In addition, as requested the second Q&A has been divided into three shorter Q&As.

      COMMENT 2

      With respect to the second [now the fifth] Q&A, please consider whether any other significant differences to the Fund's investments are expected and, if so, please reflect them in the Answer. Additionally, please briefly highlight, in simple terms, the significant differences between the methodologies of the current and proposed indexes.

      RESPONSE 2

      FTA has confirmed that, other than as described, no significant differences to the Fund's investments are expected. Also, a brief description highlighting the significant differences between the methodologies of the current and proposed indexes has been added.

      COMMENT 3

      Please simplify the fourth [now the sixth] Q&A regarding the effect of the change in the Fund's investment objective on fees and expenses and describe the impact on investors of the increase in the standard transaction fees.

      RESPONSE 3

      The Proxy Statement has been revised as requested by deleting certain technical details pertaining to fees and expenses from the Q&A and retaining a statement regarding the overall impact on the Fund's total annual fund operating expenses. Moreover, that Q&A has been revised to describe the impact on investors of the increase in standard transaction fees.

      COMMENT 4

      In the fifth [now the seventh] Q&A, please indicate that if the proposal to reclassify the investment objective is approved, then shareholders will no longer have input in any decision to change the Fund's investment objective.

      RESPONSE 4

      The Q&A has been revised as requested. A conforming addition has also been made to Proposal 2 in the Proxy Statement.

      COMMENT 5

      With respect to the sixth [now the eighth] Q&A, was the Board's decision unanimous?

      RESPONSE 5

      Yes, the Board's decision was unanimous, which has been reflected in the Q&A.


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


      COMMENT 6

      On page 5 of the Proxy Statement, please clarify the specific fees that are mentioned and the overall impact of the increases/decreases in such fees.

      RESPONSE 6

      The discussion of fees has been revised as requested. In this regard, brief bullet points have been added to clarify the descriptions of the listing fee and index calculation fee. Subsequent to the filing of the Proxy Statement, FTA decided not to change the provider of the Fund's indicative value from NYSE Arca to NASDAQ (which would have resulted in an increase in the related fee). Therefore, since neither the service provider nor the fee will change, the related disclosure has been deleted from the definitive proxy statement. In addition, a statement has been added to indicate that, initially, total operating expenses (before fee waivers and expense reimbursements) are expected to decrease (although they will remain above the Fund's expense cap).

      COMMENT 7

      In the chart on page 6 of the Proxy Statement, please confirm that the Annual Listing Fee amount of $23 that is provided is accurate.

      RESPONSE 7

      The $23 amount is accurate and is based on an allocation to the Fund based on its allocable current percent of aggregate shares outstanding in the First Trust fund complex that are traded on NASDAQ. A related clarification has been added to the chart.

      COMMENT 8

      With respect to the chart that begins on page 7 of the Proxy Statement in the preceding narrative, please highlight the significant differences between the methodologies for the current and proposed indexes.

      RESPONSE 8

      The Proxy Statement has been revised as requested to highlight the significant differences between the two methodologies.

      TANDY ACKNOWLEDGEMENT

      In connection with the Trust's Proxy Statement, the Trust acknowledges that:

   o the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

   o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and


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


   o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Thank you for your attention to this Proxy Statement and please call me at
(312) 845-3446 if you would like to discuss any of the above responses.

                                      Very truly yours,

                                      CHAPMAN AND CUTLER LLP


                                      By: /s/ Suzanne M. Russell
                                          --------------------------
                                              Suzanne M. Russell





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